Filed Pursuant to Rule 433 Registration Statement Nos. 333-269534 and 333-269534-01 dated February 2, 2023 and Preliminary Prospectus Supplement dated May 16, 2023

Johnson Controls International plc

Tyco Fire & Security Finance S.C.A.

€800,000,000 4.250% Senior Notes due 2035

Pricing Term Sheet

May 16, 2023

Issuers:	Johnson Controls International plc Tyco Fire & Security Finance S.C.A.

Trade Date:	May 16, 2023

Settlement Date**:	May 23, 2023 (T+5)

Joint Book-Running Managers:

Barclays Bank PLC

Citigroup Global Markets Limited

Deutsche Bank Aktiengesellschaft

Standard Chartered Bank

BofA Securities Europe SA

ING Bank N.V., Belgian Branch

J. P. Morgan Securities plc

Morgan Stanley & Co. International plc

The Toronto-Dominion Bank

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Crédit Agricole Corporate and Investment Bank Danske Bank A/S ICBC Standard Bank plc U.S. Bancorp Investments, Inc. UniCredit Bank AG Westpac Banking Corporation

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	ACTUAL / ACTUAL (ICMA)

Business Day Convention:	Following Business Day Convention

Listing:	Application will be made to list the notes on the New York Stock Exchange

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization/FCA

Law:	State of New York

Aggregate Principal Amount Offered:	€800,000,000

Ratings (Moody’s / S&P)*:	Baa2/BBB+

Maturity Date:	May 23, 2035

Interest Rate:	4.250% per annum

Benchmark Bund:	DBR 0.000% due May 15, 2035

Benchmark Bund Price and Yield:	74.670; 2.466%

Spread to Benchmark Bund:	+190.5 basis points

Mid-Swap Yield:	3.021%

Spread to Mid-Swap Yield:	+135 basis points

Yield to Maturity:	4.371%

Price to Public:	98.888%, plus accrued interest, if any, from May 23, 2023

Gross Proceeds:	€791,104,000

Underwriting Discount:	0.500%

Net Proceeds (before estimated offering expenses):	€787,104,000

Interest Payment Dates:	Payable annually on May 23 of each year, beginning on May 23, 2024

Optional Redemption:	Prior to February 23, 2035 (three months prior to the maturity date of the notes), callable at make-whole (reference bond rate +30 basis points)

Par Call:	On or after February 23, 2035 (three months prior to the maturity date of the notes)

Common Code / ISIN:	262600793 / XS2626007939

*	The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.
**

It is expected that delivery of the notes will be made to investors on or about May 23, 2023, which will be the fifth U.S. business day following the trade date set forth above (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the notes are delivered will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes more than two business days before the date of delivery should consult their own advisors.

The issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC collect at +1 888 603 5847; Citigroup Global Markets Limited toll-free at +1 800 831 9146; Deutsche Bank Aktiengesellschaft collect at +1 800 503 4611; or Standard Chartered Bank collect at +44 2078 855739.

Relevant stabilization regulations including FCA/ICMA apply. UK MiFIR and MiFID II professionals/ECPs-only / No UK or EEA PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or the UK.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.